Exhibit (a)(1)(K)

SUPPLEMENT DATED JUNE 24, 2016 TO

THE KEYW HOLDING CORPORATION

OFFER TO EXCHANGE

CERTAIN OUTSTANDING OPTIONS FOR

RESTRICTED STOCK UNITS

This document constitutes part of the prospectus relating to the securities that have been registered under the Securities Act of 1933, as amended. The prospectus relates to an offer to exchange all, some or none of certain employees’ Eligible Options under The KEYW Holding Corporation 2009 Stock Incentive Plan and The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, for restricted stock units under The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan.

June 24, 2016

Supplement dated June 24, 2016 to

THE KEYW HOLDING CORPORATION

Offer to Exchange

Certain Outstanding Options

for Restricted Stock Units

This offer and withdrawal rights will expire at 5:00 p.m., Eastern Time,

on July 14, 2016, unless we extend the expiration date.

On June 15, 2016, The KEYW Holding Corporation, a Maryland corporation (“KEYW,” the “Company,” “we,” “us,” or “our”), distributed documentation relating to the Company’s offer to exchange outstanding Eligible Options held by certain Eligible Employees (as defined below) for a lesser number of restricted stock units, or “RSUs”, on the terms and under the conditions set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016 (the “Original Offer to Exchange”). By this Supplement to the Offer to Exchange, dated June 24, 2016 (the “Supplement,” and together with the Original Offer to Exchange, the “Offer to Exchange”), we are amending and supplementing the Original Offer to Exchange. The Offer to Exchange, as it may be further amended or supplemented from time to time, and the terms and conditions described therein collectively constitute the “Offer.” Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Exchange.

The Original Offer to Exchange defined an “Eligible Employee” as an employee of the Company or any of its subsidiaries that remains an employee of the Company or any of its subsidiaries through the expiration of the Offer and the RSU grant date, excluding our named executive officers, certain identified members of our executive leadership team and members of our Board. We have amended the definition of “Eligible Employee” so that an employee will be eligible to exchange Eligible Options if that employee remains an employee of the Company or any of its subsidiaries through the expiration of the Offer. As before, however, our named executive officers, certain identified members of our executive leadership team and members of our Board are not Eligible Employees and therefore may not participate in the Exchange Program. We have also amended the definition of “RSU grant date” to provide that such date shall refer to the date when the restricted stock units shall be granted which date shall be the same as the expiration date of the Offer.

Except as otherwise set forth below, the information included in the Original Offer to Exchange remains unchanged and is incorporated by reference herein.

You should direct questions about the Exchange Program and requests for additional copies of this Offer to Exchange and the other Offer documents to:

Corporate Secretary

Email: OptionExchange@keywcorp.com

Phone: 443-733-1600

The following information amends and supplements the information contained in the Original Offer to Exchange:

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The definition of “Eligible Employee” in “Q1. What is the Exchange Program” in the Summary Term Sheet and Questions and Answers in the Original Offer to Exchange is hereby amended and supplemented as follows:

•	“Eligible Employee” refers to an employee of the Company or any of its subsidiaries that remains an employee of the Company or any of its subsidiaries through the expiration of the Offer. However, our named executive officers, certain identified members of our executive leadership team and members of our Board are not Eligible Employees and therefore may not participate in the Exchange Program.

The definition of “RSU grant date” in “Q1. What is the Exchange Program” in the Summary Term Sheet and Questions and Answers in the Original Offer to Exchange is hereby amended and supplemented as follows:

•	“RSU grant date” refers to the date when restricted stock units will be granted pursuant to the Exchange Program. New RSU grants will be issued on the expiration date. If the expiration date of the Offer is extended, then the RSU grant date similarly will be delayed.

“Q15. If I elect to participate, when would I receive my new stock grant?” in the Summary Term Sheet and Questions and Answers in the Original Offer to Exchange is hereby amended and restated as follows:

Q15. If I elect to participate, when would I receive my new stock grant?

A15. The new RSU grant will be granted on the RSU grant date after the expiration of the Offer and will appear in your E*TRADE account as soon as administratively practicable thereafter.

“Q28. Are there circumstances under which I could not be granted RSUs?” in the Summary Term Sheet and Questions and Answers in the Original Offer to Exchange is hereby amended and restated as follows:

Q28. Are there circumstances under which I would not be granted RSUs?

A28. Yes. If, for any reason, you no longer are an employee of the Company or its subsidiaries on the expiration date, you will not receive any RSUs. Instead, you will keep your current Eligible Options and those options will vest and expire in accordance with their original terms. Except as provided by applicable law and/or any employment or other service agreement between you and the Company or its subsidiaries, your employment or other service with the Company or its subsidiaries will remain “at-will” regardless of your participation in the Exchange Program and can be terminated by you or your employer (or entity with which you engage to provide services) at any time with or without cause or notice. (See Section 1, “Eligibility,” below)

Moreover, even if we accept your Eligible Options, we will not grant RSUs to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting RSUs as a result of changes in SEC or NASDAQ rules. We do not anticipate any such prohibitions at this time.

In addition, if you hold an option that expires after the start of, but before the cancellation of, options under the Offer, that particular option is not eligible for exchange. As a result, if you hold options that expire before the currently scheduled cancellation date or, if we extend the Offer such that the cancellation date is a later date and you hold options that expire before the rescheduled cancellation date, those options will not be eligible for exchange and such options will continue to be governed by their original terms. (See Section 15, “Extension of Offer; termination; amendment,” below)

“Q37. Are there circumstances under which I could not be granted RSUs?” in the Summary Term Sheet and Questions and Answers in the Original Offer to Exchange is hereby amended and restated as follows:

Q37. What if the Company is acquired by another company?

A37. Although we currently are not anticipating a merger or acquisition, if we merge or consolidate with or are acquired by another entity prior to the expiration of the Offer, you may choose to withdraw any options that you tendered for exchange and your options will be treated in accordance with the Stock Plan under which they were granted and the relevant award agreements. Further, if the Company is acquired prior to the expiration of the Offer, we reserve the right to withdraw the Offer, in which case your options and your rights under them will remain intact and exercisable for the time period set forth in your award agreement and you will receive no RSUs in exchange for them. If the Company is acquired prior to the expiration of the Offer but does not withdraw the Offer, before the expiration of the Offer we (or the successor entity) will notify you of any material changes to the terms of the Offer or the RSUs, including any adjustments to the number of shares that will be subject to the RSUs. Under such circumstances, the type of security and the number of shares covered by your RSU would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive RSUs covering more or fewer shares of the acquirer’s common stock than the number of shares subject to the Eligible Options that you tendered for exchange or than the number you would have received pursuant to the RSUs if no acquisition had occurred.

If, after the Offer, we subsequently are acquired by or merge with another company, your exchanged options might have been worth more than the RSUs that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the Exchange Program may receive less of a benefit from the appreciation in the price of our common stock resulting from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in the Exchange Program and retained their original options.

Further, if another company acquires us, that company, as part of the transaction or otherwise, may decide to terminate some or all of the employees of the Company or its subsidiaries before the completion of the Exchange Program. Termination of your employment or other service for this or any other reason before the expiration date means that the tender of your Eligible Options will not be accepted, you will keep your tendered options in accordance with their original terms, and you will not receive any RSUs or other benefit for your tendered options.

If we are acquired after your tendered options have been accepted, cancelled, and exchanged for RSUs, your RSUs will be treated in the acquisition transaction in accordance with the terms of the transaction agreement or the terms of the 2013 Plan and your RSU award agreement. (See Section 9, “Source and amount of consideration; terms of RSUs,” below)

THE OFFER

1. The Offer

Section 1 of the Original Offer to Exchange is hereby amended and restated as follows:

An “Eligible Employee” refers to an employee of the Company or any of its subsidiaries as of the start of the Offer and remains an employee of the Company or any of its subsidiaries through the expiration of the Offer. However, the Company’s named executive officers, certain identified members of its executive leadership team and directors are not permitted to participate in the Exchange Program. The Company’s directors and named executive officers are listed on Schedule A to this Offer to Exchange.

If you do not satisfy all of the requirements of an Eligible Employee, including remaining employed by or otherwise in continuous service with the Company or its subsidiaries, from the start of the Offer through the expiration date, you will keep your current Eligible Options and they will vest and expire in accordance with their existing terms. If we do not extend the Offer, the RSU grant date will be the expiration date. Except as provided by applicable law and/or any employment agreement or other service agreement between you and the Company or its subsidiaries, your employment or other service with the Company or its subsidiaries will remain “at-will” and can be terminated by you or the Company or its subsidiaries at any time, with or without cause or notice. In order to vest in your RSUs and receive the shares subject to the RSU, you must remain an employee to the Company or its subsidiaries through the one year anniversary of the RSU grant date.

6. Acceptance of options for exchange and issuance of RSUs.

Section 6 of the Original Offer to Exchange is hereby amended and restated as follows:

Upon the terms and conditions of the Offer, on the expiration date, we will accept for exchange and cancel all Eligible Options properly elected for exchange and not validly withdrawn before the expiration date. Once the options are cancelled, you no longer will have any rights with respect to those options. Subject to the terms and conditions of the Offer, if your options are properly tendered by you for exchange and accepted by us, these options will be cancelled as of the cancellation date, which we anticipate to be July 14, 2016.

For purposes of the Offer, we will be deemed to have accepted Eligible Options for exchange that are validly tendered and are not properly withdrawn as of the expiration of the Offer and the cancellation date. On the expiration date and cancellation date, we will give oral or written notice to the option holders generally of our acceptance for exchange of the Eligible Options. This notice may be made by press release, email or other method of communication. Subject to our rights to terminate the Offer, discussed in Section 15 of this Offer to Exchange, we will accept all properly tendered Eligible Options that are not validly withdrawn on the expiration date and cancellation date.

We will grant the RSUs on the expiration date following the expiration of the Offer. All RSUs will be granted under the 2013 Plan and will be subject to an RSU award agreement between you and the Company. The number of RSUs you will receive will be determined in accordance with the per share exercise price of your exchanged options as described in Section 2 of this Offer to Exchange. Shortly after the expiration date, we will send you your RSU award agreement. You will receive the shares subject to the RSUs if and when your RSUs vest, in accordance with the vesting described in Section 9 of this Offer to Exchange. Options that we do not accept for exchange will remain outstanding until they expire by their terms and will retain their current exercise price, the vesting schedule, and other terms.

9. Source and amount of consideration; terms of RSUs.

Section 9 of the Original Offer to Exchange is hereby amended by deleting the text under the subsection “Vesting” and replacing in its entirety as follows:

The vesting applicable to awards granted under the 2013 Plan generally is determined by the administrator in accordance with the terms of the 2013 Plan. The RSUs granted under the Exchange Program will be subject to set vesting provisions. Each of your RSU awards will vest according to the following schedule:

•	None of the RSUs will be vested on the RSU grant date (even if the corresponding Eligible Option was fully or partially vested).
•	Irrespective of whether an Eligible Option grant is fully vested as of the cancellation date, the RSUs granted in exchange will vest in full on the one-year anniversary of the RSU grant date, subject to continued service with the Company or its subsidiaries through such vesting date.
-	The vesting date will be July 14, 2017, assuming the expiration date (and, as a result, the RSU grant date) is July 14, 2016. If the expiration date (and, as a result, the RSU grant date) is extended by any number of days, the vesting date will be correspondingly extended by the same number of days.
•	Upon the termination of your service with us or our subsidiaries for any reason, any unvested part of your RSU grant will be forfeited, and you will not be entitled to the shares of common stock underlying the unvested RSUs.
•	After the RSUs vest, further continued service with us or our subsidiaries is not required to retain the common stock issued under the RSUs.